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October 5, 2021

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Melissa Kindelan Kathleen Collins Priscilla Dao Jeff Kauten Division of Corporation Finance — Office of Technology

Re:	Iris Energy Pty Ltd Draft Registration Statement on Form F-1 Submitted August 26, 2021 CIK No. 0001878848

Ladies and Gentlemen:

On behalf of our client, Iris Energy Pty Ltd (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated September 23, 2021 (the “Comment Letter”) with respect to the Registration Statement on Form F-1 filed with the Commission by the Company on August 26, 2021. Concurrently with the filing of this letter, the Company has filed Amendment No. 1 to the Registration Statement on Form F-1 (the “Registration Statement”) through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

October 5, 2021

Additional Disclosures Regarding Transaction Structure

The Company respectfully advises the Staff that the Company intends to amend the Registration Statement to reflect the Company’s decision to pursue an initial public offering via an underwritten offering of Ordinary shares instead of a direct listing. The Registration Statement originally contemplated a direct listing, and the Company worked with B. Riley Securities, Inc. as the anticipated financial advisor. Following the initial confidential submission on August 26, 2021, the Company determined to undertake a underwritten initial public offering, in part because it believed that the participation of an underwriting syndicate and the ability to build awareness of the Company among U.S. investors through future “testing-the-waters” meetings with potential qualifying investors, analyst day presentations, and a traditional roadshow, all to be conducted in compliance with applicable securities laws and regulations, may provide for an improvement over a direct listing for the Company’s Ordinary share price. The Company is engaging J.P. Morgan Securities LLC and Canaccord Genuity LLC as the bookrunning managers in connection with the proposed underwritten offering.

Cover Page

1.
Please tell us why you include references to the designated market maker here and on page 102 when it appears that you intend to list on the Nasdaq.  Also, tell us why you refer to multiple financial advisors when it appears that B. Riley Securities, Inc. is the only financial advisor for this offering.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Registration Statement has been revised to remove all references to the “designated market maker” and “financial advisor(s)” in order to reflect the Company’s decision to pursue an underwritten initial public offering.

Prospectus Summary

Our Company, page 1

2.	Please disclose the company’s revenues and net loss for the periods presented.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 1, 73 and 86 of the Registration Statement accordingly.

October 5, 2021

Summary Historical Financial Information, page 8

3.
Please revise to include pro forma earnings per share information that reflects the conversion of the convertible notes into ordinary shares upon the IPO, along with the related impact to interest expense.  Also, to the extent the IPO will satisfy the share price thresholds for any tranche in the incentive arrangement with Daniel and William Roberts such that compensation expense will be recorded and ordinary shares issued upon effectiveness of the offering, revise to include adjustments to the numerator and denominator of your pro forma per share calculations for the additional shares and related share-based compensation expense.  Further, include comparable pro forma statements of financial position information.

Response: The Company acknowledges the Staff’s comment to include the pro forma earnings per share information in the section of the Registration Statement titled, “Prospectus Summary — Summary Historical Financial Information and Other Data,” and has revised the disclosure on pages 14 and 15 of the Registration Statement accordingly.

The Company respectfully advises the Staff that the adjustments to reflect the conversion of the convertible notes will initially be determined by using the mid-point of the IPO’s price range for the Ordinary shares and an assumed Bitcoin price, to be updated in a subsequent amendment.

In regard to the extent that the IPO will satisfy the share price thresholds for any tranche under the incentive arrangements with Messrs. Daniel and William Roberts, the Company respectfully advises the Staff that the compensation expense that will be recorded at time the options vest is estimated to be A$1,875,232 (comprised of total share-based amortization of A$2,060,000 less amortization of A$184,768 for the year ended June 30, 2021). The Company respectfully advises the Staff that, while the IPO may potentially satisfy the share price thresholds under the incentive arrangements with Messrs. Daniel and William Roberts, under such circumstances, while the options would vest, there would be no requirement for the option holder to exercise the options, and, as a consequence, there would be no automatic issuance of Ordinary shares upon effectiveness of the offering that would impact the Company’s pro forma shares outstanding (noting that the exercise period for the options ends in December 2025).

Further, the Company acknowledges the Staff’s request to include the pro forma statements of financial position information in the section of the Registration Statement titled, “Prospectus Summary — Summary Historical Financial Information and Other Data,” and has revised the disclosure on page 15 of the Registration Statement accordingly.

Risk Factors

Any critical failure of key electrical or data equipment..., page 12

4.	Please provide examples of the types of equipment that represent single points of failure and that have long lead times from the time an order is placed until installation and commissioning.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 19 of the Registration Statement accordingly.

October 5, 2021

We may be unable to raise additional capital..., page 14

5.
We note your disclosure of your binding commitment to purchase mining hardware. Please disclose the material terms of such agreement(s), including the term, termination provisions and any minimum purchase requirements.[2]

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 21 and 22 and other applicable pages throughout the Registration Statement accordingly. The Company also wishes to advise the Staff that the mining hardware purchase agreements do not contain any minimum purchase requirements, i.e. the agreements each relate to the purchase of a fixed number of mining hardware units.

Our reliance on third-party mining pool service providers..., page 26

6.
We note your disclosure of your reliance on third-party mining pool service providers. Please disclose the material terms of any service agreement with such providers, including the term and termination provisions.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company currently uses Antpool as its main mining pool service provider subject to Antpool’s User Service Agreement (the “Antpool Agreement”). Under the terms of the Antpool Agreement, Antpool reserves the right to limit, change, suspend, or terminate all or part of its services to the Company at any time and the Company similarly has the right to terminate its use of Antpool’s services at any time. The Company has revised the disclosure on page 37 of the Registration Statement to clarify the rights of termination under the Antpool Agreement.

The registration and listing of our Ordinary shares..., page 40

7.
Please replace the first two sentences of this risk factor with the sentence: “Prior to the opening of trading on the Nasdaq Stock Market LLC, there will be no book building process and no price at which underwriters initially sell shares to the public...” in order to properly focus the risk on the underwriting activities that will not be present.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has removed the referenced risk factor as it is no longer applicable due to the Company’s decision to pursue an underwritten offering.

October 5, 2021

Capitalization, page 58

8.
Please revise to include pro forma information here in columnar format reflecting the impact of the conversion of the convertible debt upon the IPO, the impact of the incentive arrangement with Daniel and William Robert, if any, as well as the two classes of shares to be outstanding following the offering.

Response: The Company acknowledges the Staff’s comment to include the pro forma information reflecting the impact of the conversion of the convertible debt upon the IPO and has revised the disclosure on pages 69 and 70 of the Registration Statement accordingly. The Company respectfully advises the Staff that the impact of the conversion of the Company’s convertible debt upon the IPO will initially be determined by using the mid-point of the IPO’s price range for the Ordinary shares and an assumed Bitcoin price, to be updated in a subsequent amendment. The Company respectfully advises that the impact of the incentive arrangement with Messrs. Daniel and William Roberts on the issued capital of the Company will only occur if the IPO thresholds are met and the incentive arrangements are exercised. The Company further advises that the issuance of B Class Shares to Messrs. Daniel and William Roberts is not expected to materially impact the issued capital of the Company as the B Class Shares only confer on the holder voting rights (and not economic rights).

Management’s Discussion and Analysis of Financial Condition and Results of Operations Comparison of Our Results of Operations for the Half Year ended December 31, 2020, and December 31, 2019, page 61

9.
You state on page 63 that the increase in mining revenue was primarily attributable to higher Bitcoin prices and the greater number of Bitcoin produced and sold in the half year ended December 31, 2020.  Please revise to quantify the number of Bitcoin produced and sold for each period as well as the amount of the increase in revenue attributable to the higher Bitcoin prices.  Refer to Section III.D of SEC Release No. 33-6835.

Response: The Company respectfully advises the Staff that the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the half year ended December 31, 2020, has been updated with the Company’s audited financial condition and results of operations for the year ended June 30, 2021. The Company further acknowledges the Staff’s comment and has revised the disclosure on page 77 of the Registration Statement accordingly.

Liquidity and Capital Resources, page 65

10.
Please revise to state whether, as of the most recent balance sheet date, your existing cash will be sufficient to meet capital expenditure needs for the next 12 months.  To the extent it will not, disclose how long you will be able to continue to fund your operations using current available cash resources. We refer you to FRC 501.03(a) and Section IV of SEC Release 33-8350.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 79 and 80 of the Registration Statement accordingly.

October 5, 2021

Management

Remuneration, page 81

11.
Please file the Employee Share Plan, Employee Option Plan and the employment agreements with your executive officers as exhibits to your registration statement or advise.  Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the employment agreements with the Company’s executive officers are not required to be filed as exhibits to the registration statement. Item 601(b)(10)(iii)(C)(5) of Regulation S-K provides that compensatory contracts of a registrant need not be filed if the registrant is a foreign private issuer that furnishes compensatory information under Item 402(a)(1) of Regulation S-K and the public filing of the plan, contract or arrangement, or portion thereof, is not required in the registrant’s home country and is not otherwise publicly disclosed by the registrant. The Company advises the

Staff that it is a foreign private issuer furnishing compensatory information under Item 402(a)(1) of Regulation S-K, that public filing of the employment agreements is not required in the Company’s home country and that the employment agreements have not otherwise been publicly disclosed by the Company. The Company believes that the employment agreements are not material contracts of the type specified under Item 601(b)(10) of Regulation S-K because they do not fall within any of the other categories specified in Item 601(b)(10). The Company further advises the Staff that it will file the Employee Share Plan and Employee Option Plan as exhibits in an amendment to the Registration Statement.

Certain Relationships and Related Party Transactions, page 87

12.
Please disclose the material terms of the related party loans described on page F-30.  Also, identify the entity affiliated with Mr. Guzowski that purchased your ordinary shares in a private placement.  Refer to Item 7.B of Form 20-F.

Response: The Company acknowledges the Staff’s comment and respectfully advises that description of related party loans on page F-30 of the Registration Statement was the result of inadvertent disclosure in the financial statements for the year ended June 30, 2020 and has been revised on page F-37 of the Registration Statement. The loans, which totaled A$2,813,000, were provided by a vendor loan and were used by the Company in connection with its acquisition of a flagship data center site on January 1, 2020. The vendor loan was fully repaid to the lender, who is a minority shareholder of the Company, on December 11, 2020. Under IAS 24 Related Party Disclosures, the Company does not believe that the vendor loan meets the definition of a related party transaction.
With respect to the Staff’s request for disclosure of the entity affiliated with Mr. Guzowski, the Company has revised page 107 of the Registration Statement accordingly.

October 5, 2021

Principal and Registered Stockholders, page 88

13.	Please disclose the portion of each class of securities held in the United States and the number of record holders in the United States. Refer to Item 7.A.2 of Form 20-F.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 108 of the Registration Statement accordingly.

Description of Share Capital and Constitution

Key Provisions in Our Constitution, page 89

14.	Please describe the circumstances under which holders of your ordinary shares will be entitled to vote separately as a single class.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 111 of the Registration Statement accordingly.

Plan of Distribution, page 112

15.
Please disclose which specific Nasdaq rule provision requires Nasdaq to consult with B. Riley Securities, Inc. when conducting its price validation checks and clarify the type of guidance Nasdaq may seek from B. Riley Securities, Inc. when conducting its price validation checks on the day of listing.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 131 to 138 of the Registration Statement to reflect the Company’s decision to pursue a traditional underwritten initial public offering instead of a direct listing. As a result of the structural changes to the offering, the Company does not believe that the requested revisions are required.

October 5, 2021

Notes to the consolidated financial statements

Note 2. Significant accounting policies

Revenue Recognition, page F-10

16.
You disclose that in certain pools the amount of reward for computing power depends on the pool’s success in mining blocks.  Please revise to clarify whether revenue earned from these pools consists of block rewards and transaction fees and how the amount of revenue earned is determined.  Further, you disclose that in other pools, the group is not directly exposed to the pool’s success in mining blocks.  For these other pools, revise to explain how revenue is generated, how it is determined and how that differs from pools in which rewards are based on the pool’s success.

Response: The Company respectfully advises the Staff that the Company’s audited financial statements as of and for the year ended June 30, 2020, have been updated with the Company’s audited financial statements as of and for the year ended June 30, 2021. The Company acknowledges the Staff’s comment and has revised the disclosure on page F-10 of the Registration Statement accordingly.

Notes to the unaudited interim consolidated financial statements

Note 14. Events after the reporting period, page F-45

17.	Please disclose the date when the financial statements were authorized for issue and who gave that authorization. Refer to IAS 10.17.

Response: The Company respectfully advises the Staff that the Company’s unaudited interim financial statements as of and for the six-months ended December 31, 2020, have been replaced by the Company’s audited financial statements as of and for the year ended June 30, 2021, included from pages F-1 to F-42 of the Registration Statement accordingly.

18.
You disclose an incentive arrangement with Daniel Roberts and William Roberts under which the number of options will convert into ordinary shares upon achieving certain share price thresholds.  Please revise to include the estimated share-based compensation expense to be recorded upon completion of the IPO if the various thresholds are met. Refer to IAS 10.21(b).

Response: The Company acknowledges the Staff’s comment and refers to the response provided earlier in question 3 above.

October 5, 2021

19.
Please provide us with a breakdown of all share-based compensation awards granted since January 1, 2021.  Provide the fair value of the underlying shares used to value each award. To the extent there was any significant fluctuations in the fair values, describe for us the factors that contributed to such fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology. Please continue to update this analysis through effectiveness of the registration statement. Also, disclose any share-based issuances subsequent to the most recent balance sheet date and the expected financial statement impact in your subsequent event footnote, if material.

Response: The Company acknowledges the Staff’s comment and provides at Appendix 1 the following breakdown of share-based compensation awards granted since January 1, 2021, along with the fair value of the underlying shares used to value each award and an explanation of the factors that have contributed to determining this fair value of the underlying shares. As requested by the Staff, the Company will continue to update this analysis through effectiveness of the Registration Statement. The Company confirms that the subsequent event footnote in the audited financial statements as of and for the year ended June 30, 2021 discloses the material share-based compensation awards granted subsequent to the most recent balance sheet date of June 30, 2021 to September 30, 2021 on pages F-40 to F-42 of the Registration Statement.

General

20.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully acknowledges the Staff’s comment, and the Company advises that it will provide the Staff with copies of any written communications of the type referenced in the Staff’s comment.

*     *     *     *

October 5, 2021

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (714) 755-8008 or Drew.Capurro@lw.com.

Very truly yours,

/s/ Drew Capurro

of LATHAM & WATKINS LLP

cc:
Ian Schuman, Latham & Watkins LLP
Stelios Saffos, Latham & Watkins LLP
Byron Rooney, Davis Polk & Wardwell LLP
Marcel Fausten, Davis Polk & Wardwell LLP
William Roberts, Iris Energy Pty Ltd
Joanna Brand, Iris Energy Pty Ltd

October 5, 2021

Appendix 1: Question 19: Share-based compensation award

The table below sets out the fair value of the underlying shares at the grant date for each share-based compensation awards made by the Company between January 1, 2021, to September 30, 2021.

Grant Date	Share-based compensation award	Number issued	Fair value of underlying shares at grant date	Estimated total financial impact on grant date
January 20, 2021	2021 Executive Director Liquidity and Price Target Options	5,000,000 each to entities controlled by Daniel Roberts and William Roberts	A$0.70	A$2.1 million (weighted average fair value of A$0.21 x 10,000,000) Per Note 31 Share-based payments FY21 financials
May 10, 2021	Employee Share Plan	1,202,130	A$2.36364	A$1.6 million (weighted average fair value of A$1.37 x 1,202,130) Per Note 31 Share-based payments FY21 financials
July 28, 2021	Employee Options and Non-Executive Director (NED) Options	1,256,211 (comprised of 447,699 Employee Options & 808,512 NED Options)	A$2.36364	Employee options: A$0.8 million (weighted average fair value of A$1.81 x 447,699) NED options: A$1.4 million (weighted average fair value of A$1.77 x 808,512)
September 14, 2021	2021 Executive Director Long-Term Target Options	12,000,000 each to entities controlled by Daniel Roberts and William Roberts	Estimated fair value of US$6.96	Yet to be determined as per the subsequent events footnote of the FY21 Financials. Financial impact will be included in the unaudited interim financials for the three-months ended September 30,2021

Fair value of the underlying shares for 2021 Executive Director Liquidity and Price Target Options granted in January 2021

The fair value of the underlying shares for the 2021 Executive Director Liquidity and Price Target Options granted in January 2021 was referenced to the convertible note raising completed by the Company on January 5, 2021 which contained a conversion price cap of A$0.70 per share based on a pre-money valuation cap of the Company of US$59 million.

Fair value of the underlying shares for the Employee Share Plan Shares granted in May 2021

The fair value of the underlying shares for the Employee Share Plan Shares granted in May 2021 was referenced to the arm’s-length sale between various existing shareholders of  the Company of 1,100,000 ordinary shares at A$2.36364 per share pursuant to a transfer notice received by the Company on April 29, 2021. The sale completed on June 22, 2021.

Further, the fair value of the underlying shares was also referenced to the convertible note raising completed by the Company on April 1, 2021 which contained an estimated conversion price cap of approximately A$2.36 per share (assuming conversion of the notes on 30 September 2021) based on a pre-money valuation cap of the Company of US$300 million.

October 5, 2021

Fair value of the underlying shares for Employee Options and Non-Executive Director Options granted in July 2021

The fair value of the underlying shares for these share-based payment awards granted in July 2021 was referenced to the arm’s-length sales of the following ordinary shares between various existing shareholders of the Company:

-	1,100,000 ordinary shares at A$2.36364 per share pursuant to a transfer notice received by the Company on April 29, 2021 (completed on June 22, 2021)

-	1,666,667 ordinary shares at A$2.36364 per share pursuant to a transfer notice received by the Company on July 12, 2021 (completed on September 2, 2021)

Fair value of underlying shares for 2021 Executive Director Long-Term Target Options granted in September 2021

The fair value of underlying shares for this share-based payment award granted in September 2021 was referenced to the  recent convertible note raising which was announced by the Company on August 10, 2021 (the “August Convertible”),  which contained a conversion price cap of US$6.96 based on a pre-money valuation cap of the Company of US$1,500 million.

Factors that contributed to fluctuations between July 2021 and September 2021

The increase in fair value of underlying shares from A$2.36364 in May 2021 to A$9.49 in September 2021 is primarily related to the increase in the pre-money valuation cap of the Company by reference to third-party capital-raising transactions undertaken by the Company, from US$300 million based on the prior convertible note raise in April 2021 to US$1,500 million based on the August Convertible.

One of the key drivers for this increase in pre-money valuation was the Company entering into a new binding contract in July 2021 with Bitmain Technologies Limited, a leading producer of Bitcoin mining hardware, for the purchase of latest generation miners, Antminer S19j Pro, which is expected to increase the Company’s operating and contracted nameplate hashrate capacity from 4.5 EH/s to 15.2 EH/s.